September 26, 2019

Ronald P. Erickson
Chairman of the Board
Know Labs, Inc.
500 Union Street, Suite 810
Seattle, WA 98101

       Re: Know Labs, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 19, 2019
           File No. 333-231829

Dear Mr. Erickson:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2019 letter.

Registration Statement on Form S-1/A filed September 19, 2019

Consolidated Balance Sheets, page F-27

1. Please amend the filing to provide updated financial statements and related disclosures as of June 30, 2019 and for the nine month period then ended, as required by Rule 8-08 of
       Regulation S-X. In addition, when providing the updated financial statements and related disclosures, please clearly label the interim financial information as "unaudited".
Exhibits

2. Please provide an updated consent from your independent public accounting firm.
 Ronald P. Erickson
FirstName LastNameRonald P. Erickson
Know Labs, Inc.
Comapany 26, 2019
September NameKnow Labs, Inc.
Page 2
September 26, 2019 Page 2
FirstName LastName
       You may contact David Burton at (202) 551-3626 or Martin James, Senior Assistant
Chief Accountant, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff
Kruczek, Special Counsel, at (202) 551-3641 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery
cc:      Jessica M. Lockett, Esq.